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                              June 24, 2021

       Meng Dong James Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       c/o 6 Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 16, 2021
                                                            File No. 333-256455

       Dear Mr. Tan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed June 16, 2021

       Directors, Director Nominees and Executive Officers, page 70

   1. We note your response to our prior comment 1. It remains unclear when your directors will be appointed. If
true, please clarify that your director nominees will be appointed after your registration
statement is declared effective.
       Financial Statements, page F-1

   2. We note that you account for the public and private warrants as equity. Please provide us with your analysis
under ASC 815-40 to support your accounting treatment for the warrants. As part of
your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so,
 Meng Dong James Tan
8i Acquisition 2 Corp.
June 24, 2021
Page 2
         how you analyzed those provisions in accordance with the guidance in ASC 815-40.
General

3. Since you have selected July 31 as your fiscal year-end, please revise the date you are required to comply with the internal control requirements of the Sarbanes-Oxley Act as disclosed on pages 52 and 66.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameMeng Dong James Tan                         Sincerely,
Comapany Name8i Acquisition 2 Corp.
                                                              Division of
Corporation Finance
June 24, 2021 Page 2                                          Office of
Manufacturing
FirstName LastName